SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                            SUMMIT TAX EXEMPT L.P. II
                            (Name of Subject Company)

               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
               ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.;
                           SPECIFIED INCOME FUND, L.P.
                             MP INCOME FUND 11, L.P.
                        MACKENZIE PATTERSON SPECIAL FUND
           PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN
            JDF & ASSOCIATES, LLC; STEVEN GOLD; MORAGA GOLD, LLC; AND
                                  CAL KAN, INC.

                                    (Bidders)

                          BENEFICIAL UNIT CERTIFICATES
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street, Suite 100                455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(510) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
       -----------------------------------------------------------------
      |         Transaction            |          Amount of
      |          Valuation             |          Filing Fee
      |                                |
      |        $1,863,750              |            $372.75
       -----------------------------------------------------------------

* For purposes of calculating the filing fee only. This amount assumes the purchase of 177,500 Beneficial Unit Certificates ("Units") of the subject company at $10.50 in cash per Unit.

       [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

CUSIP NO.   None                  14D-1                      Page 2 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.


2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                            (a)      __
                                                            (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e)or2(f)

                                                                  --
6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person    0


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                            --
9.   Percent of Class Represented by Amount in Row (7)                      0%


10.  Type of Reporting Person (See Instructions)

                     PN



summit01/14dapr23.1

CUSIP NO. None                  14D-1                      Page 3 of ___ Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.  Citizenship or Place of Organization

            Florida

7.  Aggregate Amount Beneficially Owned by Each Reporting Person              0


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                             --

9.  Percent of Class Represented by Amount in Row (7)                        0%


10. Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                   14D-1                    Page 4 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

             CAL KAN, INC.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                            (a)      __
                                                            (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.   Citizenship or Place of Organization

             Kansas

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            0


8.   Check if the Aggregate in Row (7) Excludes Certain Shares
     (See Instructions)

                                                                            --

9.   Percent of Class Represented by Amount in Row (7)                      0%


10.  Type of Reporting Person (See Instructions)

                     CO

CUSIP NO.   None                     14D-1                  Page 5 of ___ Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person             0


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                       0%


10. Type of Reporting Person (See Instructions)

                     EP

CUSIP NO.   None                    14D-1                   Page 6 of ___ Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

    SPECIFIED INCOME FUND, L.P.


2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person            0


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                       0%


10. Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                     14D-1                  Page 7 of ___ Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

    MP INCOME FUND 11, L.P.


2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person             0


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                       0%


10. Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                      14D-1                 Page 8 of ___ Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

    MACKENZIE PATTERSON SPECIAL FUND


2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person             0


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                       0%


10. Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                   14D-1                    Page 9 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     JDF & ASSOCIATES, LLC


2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.   Citizenship or Place of Organization

             Texas

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            0


8.   Check if the Aggregate in Row (7)Excludes Certain Shares (See Instructions)

                                                                            --

9.   Percent of Class Represented by Amount in Row (7)                      0%


10.  Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                      14D-1                 Page 10 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     MORAGA GOLD, LLC


2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person           0


8.   Check if the Aggregate in Row (7) Excludes Certain Shares(See Instructions)

                                                                            --

9.   Percent of Class Represented by Amount in Row (7)                      0%


10.  Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                     14D-1                 Page 11 of ___ Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

    STEVEN GOLD


2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person             0


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                             --

9.  Percent of Class Represented by Amount in Row (7)                        0%


10. Type of Reporting Person (See Instructions)

                     IN

Item 1.      Security and Subject Company.

     (a) This Schedule relates to Beneficial Unit Certificates (the "Units") of Summit Tax Exempt, L.P. II (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: 625 Madison Avenue, New York, New York 10022.

     (b) This Schedule relates to the offer by Previously Owned Partnerships Income Fund II, L.P., Accelerated High Yield Institutional Fund 1, L.P., Specified Income Fund, L.P., MP Income Fund 11, L.P., MacKenzie Patterson Special Fund, Pat Patterson Western Securities, Inc. Profit Sharing Plan, JDF & Associates, LLC, Steven Gold, Moraga Gold, LLC, and Cal Kan, Inc. (collectively the "Purchasers"), to purchase up to 177,500 Units for cash at a price equal to $10.50 per Unit less the amount of any distributions made or declared with respect to the Units between April 24, 1997 and May 23, 1997, or such later date to which the Purchasers may extend the offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 9,151,620 Units outstanding as of December 31, 1996, according to its annual report on Form 10-K for the year then ended.

     (c)  The  information   set  forth  under  the  captions   "Introduction  -
Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

     (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. To the best of the knowledge of the Purchasers, no person named on
Schedule I to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

     (a)-(b) See the Offer to Purchase for information concerning recent purchases of Units by affiliates of certain of the Purchasers. Other than the foregoing, since January 1, 1993, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

     (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.

     (f) Not applicable.

Item 6.      Interest in Securities of the Subject Company.

     (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The   information  set  forth  in  "Certain   Information   Concerning  the
Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated March 24, 1997

             (a)(2)  Letter of Transmittal.

             (a)(3)  Form of Letter to Unitholders dated March 24, 1997

             (a)(4)  Advertisement dated March 24, 1997

             (b)-(f) Not applicable.

                                   SIGNATURES

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       March 24, 1997

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaan Tacheira
                     Victoriaann Tacheira, Senior Vice President

SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President


PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN

By:          /s/ C. E. Patterson
             C. E. Patterson, Trustee

ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

CAL KAN, INC.

By:          /s/ C. E. Patterson
             C. E. Patterson, President

MP INCOME FUND 11, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

JDF & ASSOCIATES, LLC

             By:     /s/ J. David Frantz
                     J. David Frantz, General Manager


/s/ Steven Gold
STEVEN GOLD


MORAGA GOLD, LLC

By Moraga Partners, Inc., Managing Member

             By:     /s/ C. E. Patterson
                     C.E. Patterson, President

                                  EXHIBIT INDEX


Exhibit              Description                                         Page

             (a)(1)  Offer to Purchase dated March 24, 1997

             (a)(2)  Letter of Transmittal.

             (a)(3)  Form of Letter to Unitholders dated March 24, 1997

             (a)(4)  Advertisement dated March 24, 1997

                                 Exhibit (a)(1)

                    OFFER TO PURCHASE FOR CASH UP TO 177,500
                     BENEFICIAL UNIT CERTIFICATES ("UNITS")

                                       OF

                            SUMMIT TAX EXEMPT L.P. II
                         A Delaware Limited Partnership

                                       AT

                                 $10.50 PER UNIT


               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
               ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.;
                           SPECIFIED INCOME FUND, L.P.
                             MP INCOME FUND 11, L.P.
                        MACKENZIE PATTERSON SPECIAL FUND
           PAT PATTERSON WESTERN SECURITIES, INC. PROFIT SHARING PLAN
            JDF & ASSOCIATES, LLC; STEVEN GOLD; MORAGA GOLD, LLC; AND
                  CAL KAN, INC. (collectively the "Purchasers")


THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME, ON MAY 23, 1997, UNLESS THE OFFER IS EXTENDED.

Previously Owned Partnerships Income Fund II, L.P., Accelerated High Yield Institutional Fund 1, L.P., Specified Income Fund, L.P., MP Income Fund 11, L.P., MacKenzie Patterson Special Fund, Pat Patterson Western Securities, Inc. Profit Sharing Plan, JDF & Associates, LLC, Steven Gold, Moraga Gold, LLC, and Cal Kan, Inc. (collectively the "Purchasers") hereby seek to acquire Beneficial Unit Certificates (the "Units") in Summit Tax Exempt L.P. II, a Delaware limited partnership (the "Partnership"). The Purchasers are not affiliated with the Partnership or its general partners. The Purchasers hereby offer to purchase up to 177,500 Units at a purchase price equal to $10.50 per Unit, less the amount of any distributions declared or made with respect to the Units between April 24, 1997 (the "Offer Date") and May 23, 1997, or such other date to which this Offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The 177,500 Units sought pursuant to the Offer represent approximately 2% of the Units outstanding as of December 31, 1996.

Holders of Units ("Unitholders") are urged to consider the following factors:

                  -Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership.

                  -The purchase price offered by the Purchasers is less than the $10.56 per Unit estimated by the Purchasers to be the estimated liquidation value of the underlying assets of the Partnership as of December 31, 1996, and less than the $11.85 per Unit estimated by the General Partners to be the value of the Units for ERISA valuation purposes in response to oral inquiries in March 1997.

                  -The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $10.50 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

                  -The Purchasers may accept only a portion of the Units tendered by a Unitholder in the event a total of more than 177,500 Units are tendered.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. IF MORE THAN 177,500 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 177,500 UNITS FROM TENDERING UNITHOLDERS ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN.

A UNITHOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNITHOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase, to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iv) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

April 24, 1997


                                        2
Summit01/ste2to.1

                                    IMPORTANT

Any Unitholder desiring to tender any or all of such Unitholder's Units should complete and sign the Letter of Transmittal (a copy of which is printed on green paper and enclosed with this Offer to Purchase) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to MacKenzie Patterson, Inc. (the "Depositary"), an affiliate of certain of the Purchasers, at the address or facsimile number set forth below.

         MacKenzie Patterson, Inc.
         1640 School Street, Suite 100
         Moraga, California  94556
         Telephone:  510-631-9100
         Facsimile Transmission:  510-631-9119

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at 1-510-631-9100.

                           ---------------------------

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.
                          ---------------------------

         The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

         The Purchasers have filed with the Commission a Tender Offer Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.



                                        3
Summit01/ste2to.1

                                TABLE OF CONTENTS

                                                                        Page


INTRODUCTION                                                            5

TENDER OFFER                                                            8
Section 1.  Terms of the Offer..........................................8
Section 2.  Proration; Acceptance for Payment and Payment for Units.....8
Section 3.  Procedures for Tendering Units..............................9
Section 4.  Withdrawal Rights...........................................10
Section 5.  Extension of Tender Period; Termination; Amendment..........11
Section 6.  Certain Federal Income Tax Consequences.....................12
Section 7.  Effects of the Offer........................................13
Section 8.  Future Plans................................................14
Section 9.  The Business of the Partnership.............................14
Section 10. Conflicts of Interest.......................................15
Section 11. Certain Information Concerning the Purchasers...............15
Section 12. Source of Funds.............................................16
Section 13. Conditions of the Offer.....................................16
Section 14. Certain Legal Matters.......................................17
Section 15. Fees and Expenses...........................................18
Section 16. Miscellaneous...............................................18

Schedule I - The Purchasers and Their Respective Principals

To the Holders of Beneficial Unit Certificates of Summit Tax Exempt L.P. II

                                  INTRODUCTION

         The Purchasers hereby offer to purchase up to 177,500 Units at a purchase price of $10.50 per Unit, less the amount of any distributions declared or paid with respect to the Units between the Offer Date and the Expiration Date ("Offer Price"), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. Unitholders who tender their Units will not be obligated to pay any Partnership transfer fees, or any other fees, expenses or commissions in connection with the tender of Units. The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

         For further information concerning the Purchasers, see Section 11 below and Schedule I.

     None of the Purchasers is affiliated with Related Tax Exempt Associates II, Inc. or Prudential-Bache Properties, Inc., the Partnership's general partners (the "General Partners") or with any affiliate of such persons.

         Unitholders are urged to consider the following factors:


         - Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership.

         - The purchase price offered by the Purchasers is less than the $10.56 per Unit estimated by the Purchasers to be the estimated liquidation value of the underlying assets of the Partnership as of December 31, 1996, and less than the $11.85 per Unit estimated by the General Partners to be the value of the Units for ERISA valuation purposes in response to oral inquiries in March 1997.

         - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $10.50 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

         - The Purchasers may accept only a portion of the Units tendered by a Unitholder in the event a total of more than 177,500 Units are tendered.

The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unitholders may no longer wish to continue with their investment in the Partnership for a number of reasons, including the following:

         - the absence of a formal trading market for the Units and the difficulty in selling units in secondary market transactions;

         - general disenchantment with real estate investments, particularly long-term investments in limited partnerships;

         - the General Partners have disclosed that a proposed settlement of a
class action lawsuit against a General Partner   relating  to  the  Partnership
contemplates, among other things, the reorganization of the

         Partnership and two other related partnerships. One result of this proposed reorganization would be to increase potential liquidity for Unitholders. However, the proposed settlement is subject to a number of contingencies and there can be no assurance as to whether or when a final settlement agreement will be approved by the court and all involved parties. Furthermore, there can be no assurance as to the value of the Units in the proposed reorganization or as to the prices at which the Units will trade if and when a substantial volume of Units become available on the market.

         - a more immediate need to use the cash now tied up in an investment in the Units;

         - a desire to eliminate the need for compliance with complicated and costly tax return requirements and associated expenses which may result from an investment in the Units; and

         - no termination or liquidation date has been fixed for the Partnership other than the Partnership Agreement provision for the term of the Partnership to extend until December 31, 2020 (unless dissolved earlier). The Partnership's mortgage bond investments are expected to be held at least through 2001, though the bonds may be held to maturity, which, according to the General Partners, may extend beyond the year 2007.

         The Offer is not conditioned upon any minimum number of Units being tendered. If more than 177,500 Units are validly tendered and not withdrawn, the Purchasers will accept for purchase a total 177,500 Units from tendering Unitholders on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer - Section 13. Conditions of the Offer" for certain conditions of the Offer. The Purchasers expressly reserve the right, in their sole discretion and for any reason, to waive any or all of the conditions of the Offer, although the Purchasers do not presently intend to waive any such conditions.

Establishment of the Offer Price

         The Purchasers have set the Offer Price at $10.50 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and Expiration Date. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including:
(i) the prices of recent secondary market resales of the Units; (ii) the lack of liquidity of an investment in the Partnership; (iii) the Purchasers' estimate of the potential liquidation value of the Partnership's assets and the General Partners' estimate of the current value of the Units; and (iv) the costs to the Purchasers associated with acquiring the Units.

         The Offer Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

         According to reports published by Robert A. Stanger & Co., Inc. and Partnership Spectrum, independent, third-party sources, the low and high sales prices of Units during the period from December 1, 1996 through January 31, 1997, were $10.50 and $12.55 per Unit, respectively. In response to a telephone inquiry to representatives of the General Partners, affiliates of the Purchasers were advised that the General Partners estimated the value of the Units to be $11.85 per Unit as of December 31, 1996 for purposes of portfolio valuation by ERISA fiduciaries. The market prices and, the Purchasers believe, the General Partners' ERISA valuations, reflect gross sales prices for the Units. Gross sales prices do not reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. In addition, the information published by the independent sources is the product of their market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing sales price information is accurate or complete.

During the period from August 1996 through October 1996, affiliates of the Purchasers acquired a total of 38,965 Units in individual privately negotiated transactions with total acquisition costs (including all commissions, fees and expenses incurred in connection with the acquisitions) ranging from $11.32 per Unit to $11.95 per Unit, with an average gross price of $11.62 per Unit.

The Purchasers are offering to purchase Units which are a relatively illiquid investment and are not offering to purchase the Partnership's underlying assets. Consequently, the Purchasers do not believe that the underlying asset value of the Partnership is determinative in arriving at the Offer Price. Nevertheless, using publicly available information concerning the Partnership contained in the Partnership's Form 10-K for the fiscal year ended December 31, 1996, the Purchasers used an estimated asset value to derive an estimated market value for the Units solely for purposes of formulating their Offer.

In determining their estimated value of the Units, the Purchasers first calculated the estimated current value of the Partnership's mortgage bonds. The value of the bonds is set forth in the Partnership's financial statements based on "the present value of its expected cash flows using a discount rate for comparable tax exempt investments." The Purchasers believe that a "comparable rate" of discount used for financial reporting purposes was likely approximately 6.5% (though the Purchasers can only speculate as to the actual rate used). Because of the highly illiquid nature of the Units, the provisions of the Partnership Agreement and other factors, including the proposed reorganization pursuant to the class action settlement agreement, the Purchasers believe a discount rate of approximately 11% is more appropriate for the Purchasers' valuation of the Units themselves. The resulting discounted value of the Partnership's mortgage bonds was added to the Partnership's net current assets and the Partnership's total estimated asset value was then reduced by the Purchasers' estimate of the hypothetical costs to liquidate the portfolio plus the Purchasers' estimated gross acquisition and transfer costs. The Purchasers' resulting estimated current value per Unit is $10.56.

Under the Partnership Agreement, the Partnership is not required to sell its mortgage bond investments prior to maturity or until the earlier of the date Unitholders holding a majority of the Units vote to liquidate the Partnership or December 31, 2020.

As indicated above, the Offer Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

General Background Information

Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partner, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission.

According to publicly available information, there were 9,151,620 Units issued and outstanding at December 31, 1996, held by approximately 9,161 Unitholders. None of the Purchasers is currently a holder of any Units. Certain affiliates of the Purchasers currently beneficially own an aggregate of 38,965 Units or approximately 0.4% of the outstanding Units (see "Certain Information Concerning the Purchasers" below).

Tendering Unitholders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Units to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase all Units tendered by each Unitholder.

If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

Unitholders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Units.

                                  TENDER OFFER

Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with
Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Daylight Time, on May 23, 1997, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

The Offer is conditioned on satisfaction of certain conditions. See Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer.

The Purchasers do not anticipate and has no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Units as offered herein.

Section 2. Proration; Acceptance for Payment and Payment for Units. If the number of Units validly tendered prior to the Expiration Date and not withdrawn is 177,500 or less, the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment all Units so tendered.

If the number of Units validly tendered prior to the Expiration Date and not withdrawn exceeds 177,500, the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment Units so tendered on a pro rata basis.

In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchasers will not pay for any Units tendered until after the final proration factor has been determined.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, as promptly as practicable following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Unitholders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Unitholders.

Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 4.

If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

Section 3. Procedures for Tendering Units.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed and printed on green paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unitholder may tender any or all Units owned by such Unitholder.

In order for a tendering Unitholder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Daylight Time, on May 23, 1997, or such date to which the Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unitholder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unitholder must provide the Depositary with such Unitholder's correct taxpayer identification number and make certain certifications that such Unitholder is not subject to backup federal income tax withholding. Each tendering Unitholder must insert in the Letter of Transmittal the Unitholder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unitholder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unitholder's taxpayer identification number and address and that the Unitholder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Unitholder irrevocably appoints the designees of the Purchasers as such Unitholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unitholder's rights with respect to the Units tendered by such Unitholder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Units for payment. Upon such acceptance for payment, all prior proxies given by such Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Units, be empowered to exercise all voting and other rights of such Unitholder as they in their sole discretion may deem proper at any meeting of Unitholders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Unitholder also assigns to the Purchasers all of the Unitholder's rights to receive distributions from the Partnership with respect to Units which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Unitholder's representation and warranty that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unitholders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unit holder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after June 24, 1997 (or such later date as may apply in the event the Offer is extended).

For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

If purchase of, or payment for, Units is delayed for any reason or if the Purchasers are unable to purchase or pay for Units for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Units may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e- 1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension to the Depositary, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Depositary, (iii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, by giving oral or written notice of such termination or delay to the Depositary, and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d- 4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchasers may also be required by applicable law to disseminate to Unitholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Units) are delayed in their payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Units on behalf of the Purchasers, and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchasers to delay payment for Units that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Daylight Time.

Section 6. Certain Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNITHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unitholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNITHOLDER TENDERING UNITS SHOULD CONSULT SUCH UNITHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

The following discussion is based on the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

Gain or Loss. A taxable Unitholder will recognize a gain or loss on the sale of such Unitholder's Units in an amount equal to the difference between (i) the amount realized by such Unitholder on the sale and (ii) such Unitholder's adjusted tax basis in the Units sold. The amount realized by a Unitholder will include the Unitholder's share of the Partnership's liabilities, if any (as determined under Code section 752 and the regulations thereunder). If the Unitholder reports a loss on the sale, such loss generally could not be currently deducted by such Unitholder except against such Unitholder's capital gains from other investments. In addition, such loss would be treated as a passive activity loss. (See "Suspended Passive Activity Losses" below.)

The adjusted tax basis in the Units of a Unitholder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unitholder who plans to tender hereunder should consult with the Unitholder's own tax advisor as to the Unitholder's adjusted tax basis in the Unitholder's Units and the resulting tax consequences of a sale.

If any portion of the amount realized by a Unitholder is attributable to such Unitholder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code section 751, a corresponding portion of such Unitholder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unitholder's recognizing ordinary income with respect to the portion of the Unitholder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

A tax-exempt Unitholder (other than an organization described in Code Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unitholder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

Partnership Allocations in Year of Sale. A tendering Unitholder will be allocated the Unitholder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unitholder will assign to the Purchasers their rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unitholder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unitholder on the sale of the Units.

Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible, although deemed by the Purchasers to be unlikely (given the limited number of Units subject to the Offer and the limited secondary market for the Units), that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer. If so, the Partnership will be treated as having made a liquidating distribution of an undivided interest in all of its assets to the Unitholders, the partners of the Partnership after consummation of the Offer (i.e., the nontendering Unitholders and the Purchasers) would be treated as having recontributed their interests in Partnership assets to the Partnership, and the capital accounts of all partners would be restated. A Unitholder would recognize gain on the liquidating distribution only to the extent that the amount of cash deemed distributed to the Unitholder exceeded the Unitholder's basis in the Units. Depending on the Unitholders' bases in their Units and the Partnership's tax basis in its property, a tax termination could affect, perhaps adversely, the amount of depreciation deductions reported by the Partnership for the period following the date of such termination. A tax termination of the Partnership also could have the adverse effect on Unitholders whose tax year is not the calendar year, of the inclusion of more than one year of Partnership tax items in one tax return of such Unitholders, resulting in a "bunching" of income. In addition, a tax termination could have the adverse effect on non-tendering Unitholders who subsequently dispose of their Units at a gain of requiring them to treat a greater portion of such gain as ordinary income (due to the application of Code
Section 735) than would otherwise be required absent a tax termination of the Partnership.

Suspended "Passive Activity Losses". A Unitholder who sells all of the Unitholder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. As a limited partner of the Partnership, which was engaged in real estate activities, the ability of a Unitholder, who or which is subject to the passive activity loss rules, to claim tax losses from the Partnership was limited. Upon sale of all of the Unitholder's Units, such Unitholder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unitholder's Units and then against income from any other source.

Foreign Unitholders. Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchasers will withhold 10% of the amount realized by a tendering Unitholder from the purchase price payment to be made to such Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

Section 7. Effects of the Offer.

     Limitations on Resales. The Partnership Agreement does not restrict transfers of Units, provided a transfer complies with any applicable federal or state securities or tax laws. The General Partners have announced that a court order in connection with a proposed settlement of a class action lawsuit against one of the General Partners and certain of its affiliates imposes certain restrictions on the rights of members of the class, including the Unitholders, which, among other things, purport to limit Unitholders' rights to transfer Units or commence tender offers. The Purchasers are not members of the class involved in the lawsuit, as they are not current Unitholders, and the Purchasers will agree to be bound by the terms of the proposed settlement with respect to any Units purchased in connection with this Offer. Accordingly, the Purchasers believe that transfers pursuant to the terms of the Offer will not conflict with the court order as described in the Partnership's public reports and do not anticipate any limitation on their right to acquire the Units, or on the right and power of the Unitholders to tender their Units in connection with this Offer.

Effect on Trading Market. There is no established public trading market for the Units and, therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find purchasers for their Units on any secondary market.

Voting Power of Purchasers. Based on the maximum number of Units which may be acquired by the Purchasers pursuant to the Offer, the Purchasers would not have the ability to exert any significant influence on matters subject to the vote of Unitholders.

The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders. The Purchasers do not believe that the purchase of Units pursuant to the Offer will result in the Units becoming eligible for deregistration under the Exchange Act.

Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Units. Any such acquisition may be made through private purchases, or by any other means deemed appropriate. Any such acquisition may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.

The Purchasers are acquiring the Units pursuant to the Offer solely for investment purposes. Although the Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership, the Purchasers reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including a vote to cause the sale of the Partnership's remaining property and the liquidation and dissolution of the Partnership.

Section 9. The Business of the Partnership. Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports. Additional information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchasers expressly disclaim any responsibility for the information included in such reports and extracted in this discussion.

The Partnership was organized in 1986 as a Delaware limited partnership for the purpose of acquiring tax-exempt participating first mortgage revenue bonds issued by various state and local governments or their agencies or authorities and secured by first mortgages on multi-family residential real properties. The Partnership invested its capital in first mortgage bonds secured by 16 real properties.

Selected Financial Data. Set forth below is a summary of certain financial data for the Partnership which has been excerpted from the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996.

The following table sets forth in comparative tabular form a summary of selected financial data for each of the Partnership's last five full years:

                                              Year ended December 31,
                                1996             1995              1994             1993              1992
                                ----             ----              ----             ----              ----

Interest income from
  participating first
  mortgage bonds        $ 11,647,431     $ 11,895,439      $ 11,765,112     $ 11,543,922     $ 11,132,119

Loss on impairment
  of assets             $  4,000,000     $  1,000,000      $    500,000     $  1,000,000                $0

Net income              $  5,845,041     $  9,187,803      $  9,632,049     $  8,285,673      $  9,214,047

Net income per Unit     $       0.63     $       0.98      $       1.03     $       0.89      $       0.99

Total assets            $154,896,475     $157,019,314      $157,436,945     $165,778,624      $166,738,439

Total Partners'
  Capital               $154,322,601     $156,366,964      $164,829,205     $164,918,079      $166,344,329

Distributions to
  Unit holders          $  9,517,685     $  9,517,685      $  9,517,685     $  9,517,685      $  9,536,926

Distributions per Unit  $     1.0400     $     1.0400      $     1.0400     $     1.0400      $     1.0421

         Section 10. Conflicts of Interest. The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer.

         Section 11. Certain Information Concerning the Purchasers. The Purchasers are Previously Owned Partnerships Income Fund II, L.P., Accelerated High Yield Institutional Fund 1, L.P., Specified Income Fund, L.P., MP Income Fund 11, L.P., MacKenzie Patterson Special Fund, Pat Patterson Western Securities, Inc. Profit Sharing Plan, JDF & Associates, LLC, Steven Gold, Moraga Gold, LLC, and Cal Kan, Inc. For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto.

         The principal business address of the Purchasers other than JDF & Associates, LLC and Steven Gold is 1640 School Street, Suite 100, Moraga, California 94556. The business address of JDF & Associates, LLC is 118 Glynn Way, Houston, Texas 77056. The business address of Steven Gold is One Maritime Plaza, Suite 725, San Francisco, California 94111.

         The Purchasers have sufficient liquid capital to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers. The Purchasers are not public companies and have not prepared audited financial statements. The Purchasers, their general partners, owners and members have an aggregate net worth in excess of $15 million, including net liquid assets of more than $5 million.

     During the period from August 1996  through  October  1996,  affiliates  of certain of the Purchasers acquired a total of 38,965 Units in individual privately negotiated transactions with total acquisition costs ranging from $11.32 per Unit to $11.95 per Unit, with an average price of $11.62 per Unit. The following entities purchased the following numbers of Units: Previously Owned Mortgage Partnerships 3, L.P. purchased 13,850 Units, Accelerated High Yield Institutional Investors, L.P. purchased 20,874 Units and Moraga Fund 1, L.P. purchased 4,241 Units. The general partner of each of Previously Owned Mortgage Partnerships 3, L.P. and Accelerated High Yield Institutional Investors, L.P. is MacKenzie Patterson, Inc., which is also general partner of certain of the Purchasers, and the general partner of Moraga Fund 1, L.P. is Moraga Partners, Inc., which is also managing member of one of the Purchasers. The principal place of business of each of the foregoing Unitholders is 1640 School Street, Suite 100, Moraga, California 94556.

         Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Units, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days,
(iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

         Section 12. Source of Funds. The Purchasers expect that approximately $1,863,750 would be required to purchase 177,500 Units, if tendered, and an additional $175,000 may be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through their existing liquid capital reserves.

         Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained.

         The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

         (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders,
(iii) requires divestiture by the Purchasers of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospectus of the Purchasers or the Partnership;

         (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-ScottRodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (v) of paragraph (a) above;

         (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchasers, is or may be materially adverse to the Partnership, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or may have a material adverse effect on the value of the Units;

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

         The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers regardless of the circumstances giving rise to such conditions or may be waived by the Purchasers in whole or in part at any time and from time to time in their sole discretion. Any termination by the Purchasers concerning the events described above will be final and binding upon all parties.

         Section 14. Certain Legal Matters.

         General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Units thereunder. The Purchasers' obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

         Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

         Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

         State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchasers, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

         Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Units tendered.

         Section 15. Fees and Expenses. The Purchasers have retained MacKenzie Patterson, Inc., an affiliate of certain Purchasers, to act as Depositary in connection with the Offer. The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer.

         Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNITHOLDERS IN ANY JURISDICTION IN
WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

         No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

April 24, 1997


                        PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P. ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P. SPECIFIED INCOME FUND, L.P.
                        MP INCOME FUND 11, L.P.
                        MACKENZIE PATTERSON SPECIAL FUND
                        PAT PATTERSON WESTERN SECURITIES,INC.PROFIT SHARING PLAN JDF & ASSOCIATES, LLC
                        STEVEN GOLD
                        MORAGA GOLD, LLC
                        CAL KAN, INC.

                                   SCHEDULE I

                 THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

         The Purchasers are Previously Owned Partnerships Income Fund II, L.P., Accelerated High Yield Institutional Fund 1, L.P., Specified Income Fund, L.P., MP Income Fund 11, L.P., MacKenzie Patterson Special Fund, Pat Patterson Western Securities, Inc. Profit Sharing Plan, JDF & Associates, LLC, Steven Gold, Moraga Gold, LLC, and Cal Kan, Inc. The General Partner of each of Previously Owned Partnerships Income Fund II, L.P., Accelerated High Yield Institutional Fund 1, L.P., Specified Income Fund, L.P., MP Income Fund 11, L.P., and MacKenzie Patterson Special Fund is MacKenzie Patterson, Inc. The members of Moraga Gold, LLC are Moraga Partners, Inc. and The David B. Gold Trust. The general manager of JDF & Associates, LLC is J. David Frantz. The names of the directors and executive officers of MacKenzie Patterson, Inc. and Cal Kan, Inc., and the trustees of the Pat Patterson Western Securities, Inc. Profit Sharing Plan and The David B. Gold Trust, and the present principal occupations and five year employment histories of each such person are set forth below.
Each individual is a citizen of the United States of America.

MacKenzie Patterson, Inc.

     C.E. Patterson is President of MacKenzie Patterson, Inc. He is the co-founder and President of Patterson Financial Services, Inc. In 1981, Mr. Patterson founded PFS with Berniece A. Patterson, as a financial planning firm. Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., an executive officer and controlling shareholder of Moraga Partners, Inc., and trustee of the Pat Patterson Western Securities, Inc. Profit Sharing Plan. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships.

     Berniece A. Patterson is a director of MacKenzie Patterson, Inc. In 1981, Ms. Patterson and C.E. Patterson established Patterson Financial Services, Inc. She serves as Chair of the Board and Vice President of PFS. Her responsibilities with PFS include oversight of administrative matters and monitoring of past projects underwritten by PFS. Ms. Patterson is Chief Executive Officer of an affiliate, Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of three nursing homes and over 250 employees.

     Victoriaann Tacheira is senior vice president of MacKenzie Patterson, Inc., which she joined in 1988. Ms. Tacheira has eleven years of experience with the NASD broker/dealer business and is experienced in all phases of broker/dealer operations. She is licensed with the NASD as a General Securities Principal. She is president and owner of North Coast Securities Corporation. Ms. Tacheira has been certified by the College of Financial Planning in Denver, Colorado, as a Financial ParaPlanner.

Cal Kan, Inc.

     Cal Kan, Inc. is a Kansas corporation owned by C.E. Patterson and Thomas A. Frame. Mr. Patterson and Mr. Frame are also each an executive officer and director of Cal Kan, Inc. Information regarding Mr. Patterson is set forth above.

     Thomas A. Frame has been the president of Paradigm Investment Corporation, a real estate limited partnership secondary market firm, since 1986. In 1973, Mr. Frame was a co-founder of Transcentury Real Estate Masters, Oakland, California, a residential and commercial real estate brokerage firm. In 1973 he also co-founded, and has since then been a partner in, Transcentury Property Management Company, which has syndicated privately-placed real estate limited partnerships owning multi-family residential properties. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Frame is co-owner and an executive officer and director of Cal-Kan, Inc., and co-owner and an officer of Moraga Partners, Inc., general partner of Moraga Fund 1, L.P. Mr. Frame, through his affiliates, manages over $6 million dollars in investor capital and is currently managing a total of 1,150 residential units in four states.

Moraga Gold, LLC

     The members of Moraga Gold, LLC are Moraga Partners, Inc. and the David B. Gold Trust. Information concerning Moraga Partners, Inc. is set forth below.

     The David B. Gold Trust is a private trust of which Barbara Lurie is the trustee and Steven Gold is responsible for certain investments. The sole beneficiary of the trust is a nonprofit charitable foundation. The business address of the trust is One Maritime Plaza, Suite 725, San Francisco, California 94111. Barbara Lurie has been employed for the last five years as a physician by the University of California, San Francisco and the University of Minnesota. Steven Gold, a California attorney, has been self-employed during the last five years analyzing investments for his own account and for that of the trust. In addition, he has participated in starting a number of business ventures, including T/O Devices, an import/export company.

Moraga Partners, Inc.

     Moraga Partners, Inc. is a California corporation owned by C.E. Patterson and Thomas A. Frame. Mr. Patterson and Mr. Frame are also each an executive officer and director of Moraga Partners, Inc. Information regarding each of Mssrs. Patterson and Frame is set forth above.

JDF & Associates LLC

     JDF & Associates is a Texas limited liability company engaged in real estate investment activities. J. David Frantz is the general manager of JDF & Associates LLC. Mr. Frantz has been an active investor in commercial real estate, oil and gas investments and equity securities for the past 35 years. He is currently chairman of Mexicali Borders Cafes, Inc., president of Frantz, Inc. and eastern regional sales manager for a computer services firm. Mr. Frantz is a graduate of the Wharton School of Finance. MacKenzie Patterson, Inc. has been engaged by Mr. Frantz to provide certain real estate securities investment advice.

                                 Exhibit (a)(2)

                              LETTER OF TRANSMITTAL

                        THE OFFER, WITHDRAWAL RIGHTS AND PRORATION
                        PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON MAY 23,1997 (the "Expiration Date") UNLESS EXTENDED.

                        Deliver to:               MacKenzie Patterson, Inc.
                                                  1640 School Street, Suite 100
                                                  Moraga, California  94556

                        Via Facsimile:            (510) 631-9119

                        For assistance:           (510) 631-9100 EXT 206

                        (PLEASE INDICATE CHANGES
                         OR CORRECTIONS TO THE
                         ADDRESS PRINTED  TO THE LEFT)




         To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Depositary on or prior to the Expiration Date. Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Unitholder. Please use the pre-addressed, postage-paid envelope provided.
         This Letter of Transmittal is to be completed by Unitholders of Summit Tax Exempt L.P., II (the "Partnership"), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in the Offer to Purchase.

                  PLEASE CAREFULLY READ THE ACCOMPANYING INSTRUCTIONS

Gentlemen:

     The undersigned hereby tenders to Previously Owned Partnerships Income Fund II, L.P., Accelerated High Yield Institutional Fund 1, L.P., Specified Income Fund, L.P., MP Income Fund 11, L.P., MacKenzie Patterson Special Fund, Pat Patterson Western Securities, Inc. Profit Sharing Plan, JDF & Associates, LLC, Steven Gold, Moraga Gold, LLC, and Cal-Kan, Inc. (together the "Purchasers") all of the Beneficial Unit Certificates ("Units") in the Partnership held by the undersigned as set forth above (or, if less than all such Units, the number set forth below in the signature box) at $10.50 per Unit (the "Offer Price"), less the amount of any distributions made or declared with respect to the Units between the Offer Date and the Expiration Date, and upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 1997 (the "Offer to Purchase"), and this Letter of Transmittal (which together constitute the "Offer"). Receipt of the Offer to Purchase is hereby acknowledged.

     The undersigned recognizes that, if more than 177,500 Units are validly tendered prior to or on the Expiration Date and not properly withdrawn, the Purchasers will, upon the terms of the Offer, accept for payment from among those Units tendered prior to or on the Expiration Date 177,500 Units on a pro rata basis, with adjustments to avoid purchases of certain fractional Units, based upon the number of Units validly tendered prior to the Expiration Date and not withdrawn.

     Subject to and effective upon acceptance for payment of any of the Units tendered hereby, the undersigned hereby sells, assigns and transfers to, or upon the order of, Purchasers all right, title and interest in and to such Units which are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Units, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Units and transfer ownership of such Units, on the books of the Partnership, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchasers and, upon payment of the purchase price in respect of such Units by the Purchasers, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units all in accordance with the terms of the Offer. Subject to and effective upon the purchase of any Units tendered hereby, the undersigned hereby requests that each of the Purchasers be admitted to the Partnership as a "substitute Limited Partner" under the terms of the Partnership Agreement of the Partnership. Upon the purchase of Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Units will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective). In addition, by executing this Letter of Transmittal, the undersigned assigns to the Purchasers all of the undersigned's rights to receive distributions from the Partnership with respect to Units which are purchased pursuant to the Offer, other than distributions declared or paid on or after the Offer Date and through the Expiration Date.

     The undersigned hereby represents and warrants that the undersigned owns the Units tendered hereby within the meaning of Rule 13d-3 under the Securities

Exchange Act of 1934, as amended, and has full power and authority to validly tender, sell, assign and transfer the Units tendered hereby, and that when any such Units are purchased by the Purchasers, the Purchasers will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim. Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchasers to be necessary or desirable to complete the assignment, transfer and purchase of Units tendered hereby.

     The undersigned understands that a tender of Units to the Purchasers will constitute a binding agreement between the undersigned and the Purchasers upon the terms and subject to the conditions of the Offer. The undersigned recognizes the right of the Purchasers to effect a change of distribution address to MacKenzie Patterson, Inc. at 1640 School Street, Suite 100, Moraga, California, 94556. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchasers may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the Purchasers. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.


===============================================================================
                                  SIGNATURE BOX
    (Please complete Boxes A, B, C and D on the following page as necessary)
===============================================================================


----------------------------------------------------------------------------
Please sign exactly as your name is
printed (or corrected) above, and
insert your Taxpayer Identification
Number or Social Security Number in
the space provided below your                  X_______________________________
signature.  For joint  owners,                    (Signature of Owner)   Date
each joint  owner must sign.
(See  Instructions 1)  The
signatory hereto hereby certifies              X_______________________________
under penalties of perjury the                    (Signature of Owner)   Date
statements in Box B, Box C and,
if applicable,  Box D.  If the
undersigned is tendering less                    Taxpayer I.D. or Social # ____
than all Units held, the number                  Telephone No. (day) __________
of  Units  tendered  is set forth                              (eve.)__________
below.  Otherwise,  all  Units  held
by the undersigned are tendered hereby.

______________  Units
==============================================================================
                                    BOX A
==============================================================================


Name and Address of Eligible Institution: ____________________________________
Authorized Signature _____________________________     Title _________________
Name ________________________________          Date _______________,199___
===============================================================================

===============================================================================
                                      BOX B
                               SUBSTITUTE FORM W-9
                           (See Instruction 3 - Box B)
-------------------------------------------------------------------------------
          The person signing this Letter of Transmittal hereby certifies the following to the Purchasers under penalties of perjury:
                  (i) The TIN set forth in the signature box on the front of this Letter of Transmittal is the correct TIN of the Unitholder, or if this box [ ] is checked, the Unitholder has applied for a TIN. If the Unitholder has applied for a TIN, a TIN has not been issued to the Unitholder, and either: (a) the Unitholder has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the Unitholder intends to mail or deliver an application in the near future (it being understood that if the Unitholder does not provide a TIN to the Purchasers within sixty (60) days, 31% of all reportable payments made to the Unitholder thereafter will be withheld until a TIN is provided to the Purchasers); and
                  (ii) Unless this box [ ] is checked, the Unitholder is not subject to backup withholding either because the Unitholder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Unitholder is subject to backup withholding a sa result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Unitholder is no longer subject to backup withholding.

          Note: Place an "X" in the box in (ii) if you are unable to certify that the Unitholder is not subject to backup withholding.

===============================================================================
===============================================================================
                                      BOX C
                                FIRPTA AFFIDAVIT
                           (See Instruction 3 - Box C)
-------------------------------------------------------------------------------
          Under Section 1445(e)(5) of the Internal Revenue Code and Treas. Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchasers that no withholding is required with respect to the Unitholder's interest in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury;
                  (i) Unless this box [ ] is checked, the Unitholder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations); (ii) the Unitholder's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correctly printed in the signature box on the front of this Letter of Transmittal; and (iii) the Unitholder's home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal. If a corporation, the jurisdiction of incorporation is __________.
          The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchasers and that any false statements contained herein could be punished by fine, imprisonment, or both.
===============================================================================
===============================================================================
                                      BOX D
                               SUBSTITUTE FORM W-8
                           (See Instruction 4 - Box D)
-------------------------------------------------------------------------------
          By checking this box [ ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Unitholder is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Unitholder:

        (i) Is a nonresident alien individual or a foreign corporation, partnership, estate or trust;
       (ii) If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and
      (iii) Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.
===============================================================================

                                  INSTRUCTIONS


              Forming Part of the Terms and Conditions of the Offer

     1. Tender, Signature Requirements; Delivery. After carefully reading and completing this Letter of Transmittal, in order to tender Units a Unitholder must sign at the "X" on the bottom of the first page of this Letter of Transmittal and insert the Unitholder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature. The signature must correspond exactly with the name printed (or corrected) on the front of this Letter of Transmittal without any change whatsoever. If this Letter of Transmittal is signed by the registered Unitholder of the units a Medallion signature guarantee on this Letter of Transmittal is required. Similarly, if Units are tendered for the account of a member In all cases firm of a registered national security exchange, a member firm of the National Association of Securities Dealer, Inc. or a commercial bank, savings bank, credit union, saving and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), a Medallion signature guarantee is required. In all other cases, signatures on this Letter of Transmittal must be Medallion guaranteed by an Eligible Institution, by completing the Signature guarantee set forth in BOX A of this Letter of Transmittal. If this Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Purchasers of their authority to so act. For Units to be validly tendered, a properly completed and duly executed Letter of Transmittal, together with any required notarizations or signature guarantees in BOX A, and any other documents required by this Letter of Transmittal, must be received by the depositary prior to or on the Expiration Date at its address or facsimile number set forth on the front of this Letter of Transmittal. No alternative, conditional or contingent tenders will be accepted. All tendering Unitholders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of their tender.

     2. Transfer Taxes. The Purchasers will pay or cause to be paid all transfer taxes, if any, payable in respect of Units accepted for payment pursuant to the Offer.

     3. U.S. Persons. A Unitholder who or which is a United States citizen or resident alien individual, a domestic corporation, a domestic partnership, a domestic trust or a domestic estate (collectively "United States persons") as those terms are defined in the Internal Revenue Code and Income Tax Regulations, should complete the following:

         Box B - Substitute Form W-9. In order to avoid 31% federal income tax backup withholding, the Unitholder must provide to the Purchasers the Unitholder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature line and certify, under penalties of perjury, that such Unitholder is not subject to such backup withholding. The TIN that must be provided is that of the registered Unitholder indicated on the front of this Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service ("IRS"), in addition to the Unitholder being subject to backup withholding. Certain Unitholders (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

         Box C - FIRPTA Affidavit. To avoid potential withholding of tax pursuant to Section 1445 of the Internal Revenue Code, each Unitholder who or which is a United States Person (as defined Instruction 3 above) must certify, under penalties of perjury, the Unitholder's TIN and address, and that the Unitholder is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS.

     4. Box D - Foreign Persons. In order for a Unitholder who is a foreign person (i.e., not a United States Person as defined in 3 above) to qualify as exempt from 31% backup withholding, such foreign Unitholder must certify, under penalties of perjury, the statement in BOX D of this Letter of Transmittal attesting to that foreign person's status by checking the box preceding such statement. However, such person will be subject to withholding of tax under
Section 1445 of the Code.

     5. Additional Copies of Offer to Purchase and Letter of Transmittal. Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Purchasers by calling 800-854-8357.

                                 Exhibit (a)(3)

April 24, 1997

             TO: Holders of Summit Tax Exempt L.P. II Beneficial Unit Certificates ("BUCs or "Units")

         SUBJECT:          OFFER TO PURCHASE UNITS AT $10.50 PER UNIT
                                          --------


Dear Unitholder:

     As described in the enclosed Offer to Purchase and related Letter of Transmittal (the "Offer"), Previously Owned Partnerships Income Fund II, L.P., Accelerated High Yield Institutional Fund 1, L.P., Specified Income Fund, L.P., MP Income Fund 11, L.P., MacKenzie Patterson Special Fund, Pat Patterson Western Securities, Inc. Profit Sharing Plan, JDF & Associates, LLC, Steven Gold, Moraga Gold, LLC and Cal Kan, Inc. (together the "Purchasers") are offering to purchase up to 177,500 Units in Summit Tax Exempt L.P. II for

                              $10.50 CASH PER UNIT.

     The Offer will provide you with an opportunity to liquidate all or a portion of your investment in Summit Tax Exempt L.P. II without the usual transaction costs associated with secondary market sales or partnership transfer fees.

     After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the green Letter of Transmittal, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                         1640 School Street, Suite l00
                            Moraga, California 94556

                            Telecopy: (510) 631-9119

     If you have any questions or need assistance, please call the Depository at 510-631-9100 ext. 206.

              This Offer expires (unless extended) May 23, 1997

                                 Exhibit (a)(4)

 This announcement is neither an offer to buy nor a solicitation of an offer to sell Units. The Offer is being made solely by the formal Offer to Purchase forwarded to Unitholders of record and is not being made to, nor will tenders be accepted from or on behalf of, Unitholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchasers only by one or more registered dealers licensed under the laws of such jurisdiction.

                       Notice of Offer to Purchase for Cash
             up to 177,500 Beneficial Unit Certificates ("Units") of
     Summit Tax Exempt L.P. II, a Delaware Limited Partnership ("Summit II")
                        at a price of $10.50 per Unit, by:
               Previously Owned Partnerships Income Fund II, L.P.;
                Accelerated High Yield Institutional Fund 1, L.P.;
                           Specified Income Fund, L.P.
                             MP Income Fund 11, L.P.
                         MacKenzie Patterson Special Fund
            Pat Patterson Western Securities, Inc. Profit Sharing Plan
            JDF & Associates, LLC; Steven Gold; Moraga Gold, LLC; and
                  Cal Kan, Inc. (collectively the "Purchasers")

The Purchasers are offering to purchase for cash up to 177,500 Units held by the Unitholders of Summit II (the "Unitholders") at $10.50 per Unit upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer" and the "Tender Offer Documents").

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, PACIFIC DAYLIGHT TIME, ON MAY 23, 1997, UNLESS THE OFFER IS EXTENDED.

     Funding for the purchase of the Units will be provided through the Purchasers' existing working capital.
     The Offer will expire at 12:00 midnight, Pacific Daylight Time on May 23, 1997, and unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the "Expiration Date").
     If Purchasers make a material change in the terms of the Offer, or if they waive a material condition to the Offer, Purchasers will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The minimum period during which an offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, a change in the percentage of securities ought or a change in any dealer's soliciting fee. A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to Unitholders. Accordingly, if prior to the Expiration Date, Purchasers increase (other than increases of not more than two percent of the outstanding Units) or decrease the number of Units being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Unitholders, the Offer will be extended at least until the expiration of such ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Daylight Time.
     In all cases payment for the Units purchased pursuant to the Offer will be made only after timely receipt of the Letters of Transmittal (or facsimiles thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Letters of Transmittal.
     Tenders of Units made pursuant to the Offer are irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending a written or facsimile transmission notice of withdrawal to Purchasers specifying the name of the person who tendered the Units to be withdrawn. In addition, tendered Units may be withdrawn at any time after June 24, 1997, unless the tender has theretofore been accepted for payment as provided above.
     If tendering Unitholders tender more than the number of Units that Purchasers seek to purchase pursuant to the Offer, Purchasers will take into account the number of Units so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Units tendered by each tendering Unitholder during the period during which the Offer remains open.
     The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchasers. The Offer contains terms and conditions and the information required by Rule 14d-6(e)(1)(vii) under the Exchange Act which are incorporated herein by reference.
     The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.

     The Tender Offer Documents may be obtained by written request to Purchasers or as set forth below.
     A request has been made to Summit II pursuant to Rule 14d-5 under the Exchange Act for the use of its list of Unitholders for the purpose of disseminating the Offer to Unitholders. Upon compliance by Summit II with such request, the Tender Offer Documents and, if required, other relevant materials will be mailed to record holders of Units or persons who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Units.

     For Copies of the Tender Offer Documents Call Purchasers at 1-510-631-9100 Extention 206or Make a Written Request Addressed to 1640 School Street, Suite 100, Moraga, California 94556

                                  April 24, 1997